THORNBURG INVESTMENT TRUST

2300 North Ridgetop Road

Santa Fe, New Mexico 87506

September 18, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:   Thornburg Strategic Municipal Income Fund, a series of Thornburg Investment Trust

(File No. 33-14905; 811-05201)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Thornburg Investment Trust (the "Trust"), on behalf of one of its series, Thornburg Strategic Municipal Income Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 165 under the Securities Act and as Amendment No. 184 filed on July 6, 2026 under the Investment Company Act of 1940, as amended (Accession No. 0001999371-26-014309) (“PEA No. 165”) to the Trust’s registration statement on Form N-1A (together with all exhibits thereto) in connection with the proposed registration of ETF Class shares of the Fund. No securities were issued or sold pursuant to the Post-Effective Amendment and the Trust no longer intends to offer ETF Class shares. The Trust’s registration statement and all other post-effective amendments are unaffected hereby.

Pursuant to the foregoing, the Trust, on behalf of the Fund, hereby respectfully requests that the withdrawal of PEA No. 165 be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. This request is based on the Trust’s determination for business reasons not to proceed with the offering described in PEA No. 165. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Ali R. Olia of Ropes & Gray LLP, at (617) 951-7204.

Sincerely,

THORNBURG INVESTMENT TRUST,
on behalf of one of its series, Thornburg Strategic Municipal Income Fund

By:	/s/ Nimish Bhatt
Nimish Bhatt
President